Suppl. 83-5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
U.S. $2,000,000,000 1.000 per cent. Notes due April 24, 2017
under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: April 24, 2012

The following information regarding an issue of U.S. $2,000,000,000 aggregate principal amount of Notes due April 24, 2017 (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated November 16, 2011 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Uniform Fiscal Agency Agreement between the Corporation and the Federal Reserve Bank of New York effective July 20, 2006 (the "Uniform Fiscal Agency Agreement"), the Final Terms dated as of April 19, 2012 (the "Final Terms"), and the Terms Agreement dated April 19, 2012 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. U.S. $2,000,000,000 1.000 per cent. Notes due April 24, 2017.

On initial issue, the Notes will be issued in uncertificated bookentry form ("Fed Bookentry Notes") through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank NV/SA and Clearstream Banking, société anonyme, Luxembourg. After initial issuance, all Fed Bookentry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. A "Holding Institution" is a depository or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch. See Prospectus.

(b) Interest Rate/Interest Payment Date. 1.000 per cent per annum payable semi-annually in arrears on April 24 and October 24 in each year, commencing October 24, 2012. See, Final Terms, Item 15.

(c) Maturity Date. April 24, 2017.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Uniform Fiscal Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. The Notes have been admitted for trading on the Luxembourg Stock Exchange.

(i) Fiscal/Paying Agent. The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, N.Y. 10045; the Listing Agent (Luxembourg), Paying Agent and Transfer Agent is Dexia Banque Internationale à Luxembourg, S.A., 69 route d'Esch, Luxembourg, L-2450, Luxembourg.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealers, party to the Terms Agreement, have severally agreed to purchase the Notes at an aggregate purchase price of 99.893 per cent. of the aggregate principal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Not Applicable.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (November 23, 2011);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D. Resolution No. IFC 2011-0033 adopted June 22, 2011 by the Board of Directors of the Corporation;[3]

E. Uniform Fiscal Agency Agreement (effective July 20, 2006);[4]

F. Final Terms (as of April 19, 2012);

G. Terms Agreement (April 19, 2012);

H. Legal Opinion of Rachel F Robbins, Vice President and General Counsel of the Corporation dated April 24, 2012; and

I. Legal Opinion of Rachel F Robbins, Vice President and General Counsel of the Corporation dated April 24, 2012.

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 16, 2011.

2 Filed on September 17, 2008.

3 Filed on July 28, 2010.

4 Filed on August 14, 2006.

ANNEX F

EXECUTION VERSION

Final Terms dated as of April 19, 2012

International Finance Corporation

Issue of

U.S. $2,000,000,000 1.000 per cent. Notes due April 24, 2017

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	1167
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollars (U.S.$)
4.	Aggregate Nominal Amount:	
	(i) Series:	U.S. $2,000,000,000
	(ii) Tranche:	U.S. $2,000,000,000

5.	Issue Price:	99.893 per cent. of the Aggregate Nominal Amount
6.	(i) Specified Denominations:	U.S. $1,000 and integral multiples thereof
	(ii) Calculation Amount:	U.S. $1,000
7.	Issue Date:	April 24, 2012
8.	Maturity Date:	April 24, 2017
9.	Interest Basis:	1.000 per cent. Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Applicable
	(i) Rate of Interest:	1.000 per cent. per annum
	(ii) Interest Payment Dates:	April 24 and October 24 in each year, commencing October 24, 2012
	(iii) Fixed Coupon Amount:	U.S. $5.00 per Calculation Amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360 (unadjusted)
	(vi) Determination Dates:	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16.	Floating Rate Note Provisions:	Not Applicable
17.	Zero Coupon Note Provisions:	Not Applicable
18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not Applicable

	Call Option II (Automatic):	Not Applicable
21.	Put Option:	Not Applicable
22.	Final Redemption Amount of each Note:	U.S. $1,000 per Calculation Amount
23.	Early Redemption Amount:	U.S. $1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Fed Bookentry Notes: Fed Bookentry Notes available on Issue Date
25.	New Global Note (NGN):	No
26.	Financial Centre(s) or other special provisions relating to payment dates:	Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes:	Not Applicable
29.	Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalization and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Additional terms:	
	(i) Governing law:	New York

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Deutsche Bank AG, London Branch - U.S.$ 640,000,000 J.P. Morgan Securities Ltd. - U.S.$ 640,000,000 Nomura International plc - U.S.$ 640,000,000 Barclays Bank PLC - U.S.$ 10,000,000 BNP Paribas Corp. - U.S.$ 10,000,000 Citigroup Global Markets Inc. - U.S.$ 10,000,000 Daiwa Capital Markets Europe Limited -

U.S.$ 10,000,000

Goldman Sachs International - U.S.$ 10,000,000

HSBC Bank plc - U.S.$ 10,000,000

Mitsubishi UFJ Securities International plc - U.S.$ 10,000,000

Morgan Stanley & Co. International plc - U.S.$ 10,000,000

c/o Nomura International plc
1 Angel Lane
London EC4R 3AB
United Kingdom
Attention: Fixed Income Syndicate
Facsimile: +44(0) 20 7102 5804

	(ii) Date of Terms Agreement:	April 19, 2012
	(iii) Stabilizing Manager(s) (if any):	Not Applicable.
34.	If non-syndicated, name and address of Dealer:	Not Applicable.
35.	Total commission and concession:	0.125 per cent. of the Aggregate Nominal Amount
36.	Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By: 

Duly authorized

DC_LAN01:269958.5

PART B – OTHER INFORMATION

LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application will be made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from April 24, 2012

RATINGS

Ratings:	Notes under the Program have been rated: S & P: AAA Moody's: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950KBS87
Common Code:	077616152
CUSIP:	45950K BS8
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption: Not Applicable

UNITED STATES TAXATION

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of United States federal tax issues contained or referred to in this final terms or any document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the U.S. Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

The following summary supplements the discussion under "Tax Matters" in the Prospectus dated as of June 3, 2008.

Capital gain of a non-corporate U.S. Holder that is recognized in taxable years beginning before January 1, 2013 is generally taxed at a rate of 15 per cent. where the property is held for more than one year.

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income will generally include its interest income and its net gains from the disposition of notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the notes.

ANNEX G
EXECUTION VERSION

TERMS AGREEMENT NO. 1167 UNDER THE STANDARD PROVISIONS

April 19, 2012

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agree to purchase from you (the "**Corporation**") the Corporation's U.S. $2,000,000,000 1.000 per cent. Notes due April 24, 2017 (the "**Notes**") described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**") at 10:00 a.m. New York City time on April 24, 2012 (the "**Settlement Date**") at an aggregate purchase price of U.S. $1,995,360,000 (which is 99.768 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein, the term "**Time of Sale**" refers to 11:50 a.m. New York City time on April 17, 2012 and the term "**Dealers**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation referred to in Clause 6.1, and a certificate of the Secretary of the Corporation referred to in Clause 6.2, of the Standard Provisions, each dated as of the Settlement Date.

5 The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of (i) a validity opinion of the Corporation's internal counsel referred to in Clause 6.3 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date (provided that the delivery of such validity opinion by the Corporation shall be subject to the condition that counsel to the undersigned also shall have delivered a validity opinion to the undersigned on the Settlement Date), (ii) a validity opinion of Sullivan & Cromwell LLP, counsel to the undersigned, referred to in Clause 6.4 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date, (iii) a disclosure letter of the Corporation's internal counsel referred to in Clause 6.5 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date, (iv) a disclosure letter of Sullivan & Cromwell LLP referred to in Clause 6.5 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date, and (v) an accountants' letter referred to in Clause 6.6 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date.

6 The Corporation agrees that it will issue the Notes and the Dealers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.893 per cent. less a combined management and underwriting fee and selling concession of 0.125 per cent. of the nominal amount).

The respective nominal amounts of the Notes that each of the undersigned commits to underwrite are set forth opposite their names below in Schedule I hereto.

7 Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BANKOFNYC/NITLON; and payment of the purchase price specified above shall be delivered in immediately available funds to the Corporation's account at the Federal Reserve Bank of New York: ABA No. 021-082-162.

8 The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

9 In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

10 Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any

rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

11 For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

12 If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

13 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

14 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

DEUTSCHE BANK AG, LONDON BRANCH
J.P. MORGAN SECURITIES LTD.
NOMURA INTERNATIONAL PLC

BARCLAYS BANK PLC
BNP PARIBAS SECURITIES CORP.
CITIGROUP GLOBAL MARKETS INC.
DAIWA CAPITAL MARKETS EUROPE LIMITED
GOLDMAN SACHS INTERNATIONAL
HSBC BANK PLC
MITSUBISHI UFJ SECURITIES INTERNATIONAL PLC
MORGAN STANLEY & CO. INTERNATIONAL PLC

By: NOMURA INTERNATIONAL PLC

By: ______________________

Name:

Title: GUY LUSCOMBE
DULY AUTHORISED SIGNATORY

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ______________________

Name:

Title:

DC_LAN01:269957.5

DEUTSCHE BANK AG, LONDON BRANCH
J.P. MORGAN SECURITIES LTD.
NOMURA INTERNATIONAL PLC

BARCLAYS BANK PLC
BNP PARIBAS SECURITIES CORP.
CITIGROUP GLOBAL MARKETS INC.
DAIWA CAPITAL MARKETS EUROPE LIMITED
GOLDMAN SACHS INTERNATIONAL
HSBC BANK PLC
MITSUBISHI UFJ SECURITIES INTERNATIONAL PLC
MORGAN STANLEY & CO. INTERNATIONAL PLC

By: NOMURA INTERNATIONAL PLC

By: ______________________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ______________________________
Name:
Title:

SCHEDULE I

Dealer	Nominal Amount of Notes
Joint Lead Managers	
Deutsche Bank AG, London Branch	$640,000,000
J.P. Morgan Securities Ltd.	$640,000,000
Nomura International plc	$640,000,000
Co-Managers	
Barclays Bank PLC	$10,000,000
BNP Paribas Securities Corp.	$10,000,000
Citigroup Global Markets Inc.	$10,000,000
Daiwa Capital Markets Europe Limited	$10,000,000
Goldman Sachs International	$10,000,000
HSBC Bank plc	$10,000,000
Mitsubishi UFJ Securities International plc	$10,000,000
Morgan Stanley & Co. International plc	$10,000,000
Total:	**$2,000,000,000**

SCHEDULE II

Notice Details of the Dealers:

c/o Nomura International plc
1 Angel Lane
London EC4R 3AB
United Kingdom

Attention: Fixed Income Syndicate
Tel: +44(0) 20 7103 5652
Fax; +44(0) 20 7102 5804

ANNEX H

International Finance Corporation
World Bank Group

April 24, 2012

Deutsche Bank AG, London Branch
J.P. Morgan Securities Ltd.
Nomura International plc
Barclays Bank PLC
BNP Paribas Corp.
Citigroup Global Markets Inc.
Daiwa Capital Markets Europe Limited
Goldman Sachs International
HSBC Bank plc
Mitsubishi UFJ Securities International plc
Morgan Stanley & Co. International plc

c/o Nomura International plc
1 Angel Lane
London EC4R 3AB
United Kingdom

International Finance Corporation
U.S. $2,000,000,000 1.000 per cent.
Notes due April 24, 2017 (the "Notes")
Series 1167 issued pursuant to its
Global Medium-Term Note Program

Ladies and Gentlemen:

I am the Vice President and General Counsel of International Finance Corporation (the "Corporation") and, as such, I am delivering this opinion to you today in connection with the issue and sale today by the Corporation of the Notes, under the Standard Provisions dated as of June 3, 2008 (the "Standard Provisions"), and the Terms Agreement dated as of April 19, 2012, between the Corporation and you (the "Terms Agreement"). Capitalized terms used in this opinion without definition have the respective meanings specified in the Standard Provisions.

In so acting I have reviewed (i) the proceedings of the Corporation authorizing the issuance of the Notes, and (ii) the documents relating to the issuance and sale of the Notes. The Notes will be issued as Fed Book-entry Notes through the Federal Reserve Bank of New York.

In connection with such review, I have examined among other things:

(a) the Articles of Agreement, By-Laws and Rules of Procedure for Meetings of the Board of Directors of the Corporation;

(b) Resolution No. IFC 2011-0033 approved by the Board of Directors of the Corporation on June 22, 2011 (the "Resolution"), relating, inter alia, to the authorization, creation, execution, issue and sale of the Notes;

(c) the Standard Provisions, including the form of Terms Agreement attached thereto;

(d) the Amended and Restated Program Agreement dated as of June 3, 2008, between the Corporation and Morgan Stanley & Co. International plc (the "Program Agreement");

(e) the Uniform Fiscal Agency Agreement effective July 20, 2006 between the Corporation and the Federal Reserve Bank of New York, as Fiscal Agent (the "Uniform Fiscal Agency Agreement");

(f) the Prospectus dated June 3, 2008 (the "Prospectus");

(g) the Final Terms dated as of April 19, 2012;

(h) the Terms Agreement; and

(i) such other documents relating to the authorization, creation, execution, issue, sale and delivery of the Notes, and the authorization and execution of the Terms Agreement, Final Terms, Program Agreement and the Uniform Fiscal Agency Agreement, and such other documentation as I have deemed necessary or appropriate for the purposes of this opinion.

Based upon the foregoing and such legal considerations as I deem relevant, I am of the opinion that:

(i) the Corporation is an international organization duly established and existing under its Articles of Agreement;

(ii) the Corporation has obtained all governmental approvals and other consents, approvals and other authorizations required pursuant to the Articles of Agreement for the execution and delivery by it of the Terms Agreement and the Final Terms and for the creation, execution, issue, sale and delivery of the Notes;

(iii) the Corporation has full legal capacity under its Articles of Agreement to enter into, and perform its obligations under, execute and carry out the terms of the Terms Agreement and the Uniform Fiscal Agency Agreement, to execute the Final Terms and to execute, deliver and perform its obligations under any Notes, and to carry out the terms of the Notes as set forth in the Final Terms;

(iv) the Notes have been duly authorized, issued and delivered and constitute valid and legally binding obligations of the Corporation in accordance with their terms;

(v) the Final Terms and the Terms Agreement have been duly authorized, executed and delivered by the Corporation;

(vi) the Program Agreement has been duly authorized, executed and delivered by the Corporation;

(vii) the Uniform Fiscal Agency Agreement has been duly authorized, executed and delivered by the Corporation and assuming due authorization, execution and delivery thereof by the other parties thereto, the Uniform Fiscal Agency Agreement constitutes a valid and legally binding obligation of the Corporation;

(viii) after giving effect to the issue and sale of the Notes, the Corporation will be in compliance with the borrowing limitations set forth in each of (a) Article III, Section 6(i) of its Articles of Agreement and (b) the Resolution;

(ix) under existing law it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended; and

(x) the Corporation will have filed as of the date hereof with the United States Securities and Exchange Commission a report containing the information and documents specified in Schedule A of Part 289 of Title 17, Chapter II of the Code of Federal Regulations, in connection with the sale of the Notes pursuant to the Program Agreement and the Terms Agreement.

In giving the opinions stated in paragraphs (iii), (iv), (v), (vi) and (vii) hereof, I express no opinion as to New York law, which law is expressed to govern the Uniform Fiscal Agency Agreement, the Terms Agreement and the Notes, respectively, and as to

which you have received today an opinion from Sullivan & Cromwell LLP dated the date hereof.

This opinion is addressed to you solely for your benefit and no one, other than yourselves, may rely thereon without my express consent, except that Sullivan & Cromwell LLP, in connection with its legal opinion dated the date hereof, may rely on the opinion set forth herein.

Very truly yours,

Rachel F Robbins

Rachel F Robbins
Vice President and General Counsel

ANNEX I

IFC | International Finance Corporation
World Bank Group

April 24, 2012

Deutsche Bank AG, London Branch
J.P. Morgan Securities Ltd.
Nomura International plc
Barclays Bank PLC
BNP Paribas Corp.
Citigroup Global Markets Inc.
Daiwa Capital Markets Europe Limited
Goldman Sachs International
HSBC Bank plc
Mitsubishi UFJ Securities International plc
Morgan Stanley & Co. International plc

c/o Nomura International plc
1 Angel Lane
London EC4R 3AB
United Kingdom

International Finance Corporation
U.S. $2,000,000,000 1.000 per cent.
Notes due April 24, 2017 (the "Notes")
Series 1167 issued pursuant to its
Global Medium-Term Note Program

Ladies and Gentlemen:

This is with reference to (i) the Prospectus dated June 3, 2008, as amended or supplemented from time to time, and any documents incorporated therein by reference (collectively, the "Prospectus") of International Finance Corporation (the "Corporation"), relating to the issuance from time to time of Global Medium-Term Notes, (ii) the Final Terms dated as of April 19, 2012 (the "Final Terms") relating to the Notes, and (iii) the Terms Agreement dated as of April 19, 2012 between the Corporation and you in connection with the sale of the Notes.

The Prospectus and the Final Terms have been prepared under my supervision, and I am generally familiar with the operations of the Corporation as a result of the performance of my duties. Although I have not independently verified the accuracy, completeness or fairness of all statements contained in the Prospectus and the Final Terms and do not assume responsibility therefor, nothing has come to my attention which has caused me to believe that the

Prospectus read together with the Final Terms, as of the date hereof, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus or incorporated therein by reference. In rendering the foregoing, we have relied, with their approval, upon the opinion of Sullivan & Cromwell LLP delivered to us dated the date hereof relating to certain tax matters.

This letter is furnished by me as Vice President and General Counsel of the Corporation addressed to you as Dealers and is solely for your benefit.

Very truly yours,

Rachel F Robbins

Rachel F Robbins
Vice President and General Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
U.S. $2,000,000,000 1.000 per cent. Notes due April 24, 2017
under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: April 24, 2012

The following information regarding an issue of U.S. $2,000,000,000 aggregate principal amount of Notes due April 24, 2017 (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated November 16, 2011 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Uniform Fiscal Agency Agreement between the Corporation and the Federal Reserve Bank of New York effective July 20, 2006 (the "Uniform Fiscal Agency Agreement"), the Final Terms dated as of April 19, 2012 (the "Final Terms"), and the Terms Agreement dated April 19, 2012 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. U.S. $2,000,000,000 1.000 per cent. Notes due April 24, 2017.

On initial issue, the Notes will be issued in uncertificated bookentry form ("Fed Bookentry Notes") through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank NV/SA and Clearstream Banking, société anonyme, Luxembourg. After initial issuance, all Fed Bookentry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. A "Holding Institution" is a depository or other designated institution that has an appropriate bookentry account with a Federal Reserve Bank or Branch. See Prospectus.

(b) Interest Rate/Interest Payment Date. 1.000 per cent per annum payable semi-annually in arrears on April 24 and October 24 in each year, commencing October 24, 2012. See, Final Terms, Item 15.

(c) Maturity Date. April 24, 2017.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Uniform Fiscal Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. The Notes have been admitted for trading on the Luxembourg Stock Exchange.

(i) Fiscal/Paying Agent. The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, N.Y. 10045; the Listing Agent (Luxembourg), Paying Agent and Transfer Agent is Dexia Banque Internationale à Luxembourg, S.A., 69 route d'Esch, Luxembourg, L-2450, Luxembourg.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealers, party to the Terms Agreement, have severally agreed to purchase the Notes at an aggregate purchase price of 99.893 per cent. of the aggregate principal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Not Applicable.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (November 23, 2011);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D. Resolution No. IFC 2011-0033 adopted June 22, 2011 by the Board of Directors of the Corporation;[3]

E. Uniform Fiscal Agency Agreement (effective July 20, 2006);[4]

F. Final Terms (as of April 19, 2012);

G. Terms Agreement (April 19, 2012);

H. Legal Opinion of Rachel F Robbins, Vice President and General Counsel of the Corporation dated April 24, 2012; and

I. Legal Opinion of Rachel F Robbins, Vice President and General Counsel of the Corporation dated April 24, 2012.

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 16, 2011.

2 Filed on September 17, 2008.

3 Filed on July 28, 2010.

4 Filed on August 14, 2006.

ANNEX F

EXECUTION VERSION

Final Terms dated as of April 19, 2012

International Finance Corporation

Issue of

U.S. $2,000,000,000 1.000 per cent. Notes due April 24, 2017

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	1167
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollars (U.S.$)
4.	Aggregate Nominal Amount:	
	(i) Series:	U.S. $2,000,000,000
	(ii) Tranche:	U.S. $2,000,000,000

5.	Issue Price:	99.893 per cent. of the Aggregate Nominal Amount
6.	(i) Specified Denominations:	U.S. $1,000 and integral multiples thereof
	(ii) Calculation Amount:	U.S. $1,000
7.	Issue Date:	April 24, 2012
8.	Maturity Date:	April 24, 2017
9.	Interest Basis:	1.000 per cent. Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Applicable
	(i) Rate of Interest:	1.000 per cent. per annum
	(ii) Interest Payment Dates:	April 24 and October 24 in each year, commencing October 24, 2012
	(iii) Fixed Coupon Amount:	U.S. $5.00 per Calculation Amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360 (unadjusted)
	(vi) Determination Dates:	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16.	Floating Rate Note Provisions:	Not Applicable
17.	Zero Coupon Note Provisions:	Not Applicable
18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not Applicable

	Call Option II (Automatic):	Not Applicable
21.	Put Option:	Not Applicable
22.	Final Redemption Amount of each Note:	U.S. $1,000 per Calculation Amount
23.	Early Redemption Amount:	U.S. $1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Fed Bookentry Notes: Fed Bookentry Notes available on Issue Date
25.	New Global Note (NGN):	No
26.	Financial Centre(s) or other special provisions relating to payment dates:	Not Applicable
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes:	Not Applicable
29.	Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalization and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Additional terms:	
	(i) Governing law:	New York

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Deutsche Bank AG, London Branch - U.S.$ 640,000,000 J.P. Morgan Securities Ltd. - U.S.$ 640,000,000 Nomura International plc - U.S.$ 640,000,000 Barclays Bank PLC - U.S.$ 10,000,000 BNP Paribas Corp. - U.S.$ 10,000,000 Citigroup Global Markets Inc. - U.S.$ 10,000,000 Daiwa Capital Markets Europe Limited -

		U.S.$ 10,000,000 Goldman Sachs International - U.S.$ 10,000,000 HSBC Bank plc - U.S.$ 10,000,000 Mitsubishi UFJ Securities International plc - U.S.$ 10,000,000 Morgan Stanley & Co. International plc - U.S.$ 10,000,000 c/o Nomura International plc 1 Angel Lane London EC4R 3AB United Kingdom Attention: Fixed Income Syndicate Facsimile: +44(0) 20 7102 5804
	(ii) Date of Terms Agreement:	April 19, 2012
	(iii) Stabilizing Manager(s) (if any):	Not Applicable.
34.	If non-syndicated, name and address of Dealer:	Not Applicable.
35.	Total commission and concession:	0.125 per cent. of the Aggregate Nominal Amount
36.	Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By: ....

Duly authorized

PART B – OTHER INFORMATION

LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application will be made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from April 24, 2012

RATINGS

Ratings:	Notes under the Program have been rated: S & P: AAA Moody's: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950KBS87
Common Code:	077616152
CUSIP:	45950K BS8
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption: Not Applicable

UNITED STATES TAXATION

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of United States federal tax issues contained or referred to in this final terms or any document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the U.S. Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

The following summary supplements the discussion under "Tax Matters" in the Prospectus dated as of June 3, 2008.

Capital gain of a non-corporate U.S. Holder that is recognized in taxable years beginning before January 1, 2013 is generally taxed at a rate of 15 per cent. where the property is held for more than one year.

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income will generally include its interest income and its net gains from the disposition of notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the notes.

ANNEX G
EXECUTION VERSION

TERMS AGREEMENT NO. 1167 UNDER THE STANDARD PROVISIONS

April 19, 2012

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agree to purchase from you (the "**Corporation**") the Corporation's U.S. $2,000,000,000 1.000 per cent. Notes due April 24, 2017 (the "**Notes**") described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**") at 10:00 a.m. New York City time on April 24, 2012 (the "**Settlement Date**") at an aggregate purchase price of U.S. $1,995,360,000 (which is 99.768 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein, the term "**Time of Sale**" refers to 11:50 a.m. New York City time on April 17, 2012 and the term "**Dealers**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation referred to in Clause 6.1, and a certificate of the Secretary of the Corporation referred to in Clause 6.2, of the Standard Provisions, each dated as of the Settlement Date.

5 The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of (i) a validity opinion of the Corporation's internal counsel referred to in Clause 6.3 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date (provided that the delivery of such validity opinion by the Corporation shall be subject to the condition that counsel to the undersigned also shall have delivered a validity opinion to the undersigned on the Settlement Date), (ii) a validity opinion of Sullivan & Cromwell LLP, counsel to the undersigned, referred to in Clause 6.4 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date, (iii) a disclosure letter of the Corporation's internal counsel referred to in Clause 6.5 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date, (iv) a disclosure letter of Sullivan & Cromwell LLP referred to in Clause 6.5 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date, and (v) an accountants' letter referred to in Clause 6.6 of the Standard Provisions, addressed to the undersigned and dated the Settlement Date.

6 The Corporation agrees that it will issue the Notes and the Dealers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.893 per cent. less a combined management and underwriting fee and selling concession of 0.125 per cent. of the nominal amount).

The respective nominal amounts of the Notes that each of the undersigned commits to underwrite are set forth opposite their names below in Schedule I hereto.

7 Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BANKOFNYC/NITLON; and payment of the purchase price specified above shall be delivered in immediately available funds to the Corporation's account at the Federal Reserve Bank of New York: ABA No. 021-082-162.

8 The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

9 In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

10 Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any

rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

11 For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

12 If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

13 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

14 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

IFC | International Finance Corporation
World Bank Group

File No. 83-5
Regulation IFC: Rule 3

April 24, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 3 of Regulation IFC are two copies of the Report of International Finance Corporation in respect of its U.S. $2,000,000,000 1.000 per cent. Notes due April 24, 2017, dated April 24, 2012.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION

Glenn J. Jessee
Principal Counsel

Attachments

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391

International Finance Corporation
World Bank Group

File No. 83-5
Regulation IFC: Rule 3

April 24, 2012

SEC MAIL PROCESSING RECEIVED APR 24 2012 WASH. D.C. 196 SECTION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 3 of Regulation IFC are two copies of the Report of International Finance Corporation in respect of its U.S. $2,000,000,000 1.000 per cent. Notes due April 24, 2017, dated April 24, 2012.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION

Glenn J. Jessee
Principal Counsel

Attachments

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391

DEUTSCHE BANK AG, LONDON BRANCH
J.P. MORGAN SECURITIES LTD.
NOMURA INTERNATIONAL PLC

BARCLAYS BANK PLC
BNP PARIBAS SECURITIES CORP.
CITIGROUP GLOBAL MARKETS INC.
DAIWA CAPITAL MARKETS EUROPE LIMITED
GOLDMAN SACHS INTERNATIONAL
HSBC BANK PLC
MITSUBISHI UFJ SECURITIES INTERNATIONAL PLC
MORGAN STANLEY & CO. INTERNATIONAL PLC

By: NOMURA INTERNATIONAL PLC

By: ______________________
Name:
Title: GUY LUSCOMBE
DULY AUTHORISED SIGNATORY

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ______________________
Name:
Title:

DEUTSCHE BANK AG, LONDON BRANCH
J.P. MORGAN SECURITIES LTD.
NOMURA INTERNATIONAL PLC

BARCLAYS BANK PLC
BNP PARIBAS SECURITIES CORP.
CITIGROUP GLOBAL MARKETS INC.
DAIWA CAPITAL MARKETS EUROPE LIMITED
GOLDMAN SACHS INTERNATIONAL
HSBC BANK PLC
MITSUBISHI UFJ SECURITIES INTERNATIONAL PLC
MORGAN STANLEY & CO. INTERNATIONAL PLC

By: NOMURA INTERNATIONAL PLC

By: ______________________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ______________________________
Name:
Title:

DC_LAN01:269957.5

SCHEDULE I

Dealer	Nominal Amount of Notes
Joint Lead Managers	
Deutsche Bank AG, London Branch	$640,000,000
J.P. Morgan Securities Ltd.	$640,000,000
Nomura International plc	$640,000,000
Co-Managers	
Barclays Bank PLC	$10,000,000
BNP Paribas Securities Corp.	$10,000,000
Citigroup Global Markets Inc.	$10,000,000
Daiwa Capital Markets Europe Limited	$10,000,000
Goldman Sachs International	$10,000,000
HSBC Bank plc	$10,000,000
Mitsubishi UFJ Securities International plc	$10,000,000
Morgan Stanley & Co. International plc	$10,000,000
Total:	**$2,000,000,000**

SCHEDULE II

Notice Details of the Dealers:

c/o Nomura International plc
1 Angel Lane
London EC4R 3AB
United Kingdom

Attention: Fixed Income Syndicate
Tel: +44(0) 20 7103 5652
Fax: +44(0) 20 7102 5804

ANNEX H

International Finance Corporation
World Bank Group

April 24, 2012

Deutsche Bank AG, London Branch
J.P. Morgan Securities Ltd.
Nomura International plc
Barclays Bank PLC
BNP Paribas Corp.
Citigroup Global Markets Inc.
Daiwa Capital Markets Europe Limited
Goldman Sachs International
HSBC Bank plc
Mitsubishi UFJ Securities International plc
Morgan Stanley & Co. International plc

c/o Nomura International plc
1 Angel Lane
London EC4R 3AB
United Kingdom

International Finance Corporation
U.S. $2,000,000,000 1.000 per cent.
Notes due April 24, 2017 (the "Notes")
Series 1167 issued pursuant to its
Global Medium-Term Note Program

Ladies and Gentlemen:

I am the Vice President and General Counsel of International Finance Corporation (the "Corporation") and, as such, I am delivering this opinion to you today in connection with the issue and sale today by the Corporation of the Notes, under the Standard Provisions dated as of June 3, 2008 (the "Standard Provisions"), and the Terms Agreement dated as of April 19, 2012, between the Corporation and you (the "Terms Agreement"). Capitalized terms used in this opinion without definition have the respective meanings specified in the Standard Provisions.

In so acting I have reviewed (i) the proceedings of the Corporation authorizing the issuance of the Notes, and (ii) the documents relating to the issuance and sale of the Notes. The Notes will be issued as Fed Book-entry Notes through the Federal Reserve Bank of New York.

In connection with such review, I have examined among other things:

(a) the Articles of Agreement, By-Laws and Rules of Procedure for Meetings of the Board of Directors of the Corporation;

(b) Resolution No. IFC 2011-0033 approved by the Board of Directors of the Corporation on June 22, 2011 (the "Resolution"), relating, inter alia, to the authorization, creation, execution, issue and sale of the Notes;

(c) the Standard Provisions, including the form of Terms Agreement attached thereto;

(d) the Amended and Restated Program Agreement dated as of June 3, 2008, between the Corporation and Morgan Stanley & Co. International plc (the "Program Agreement");

(e) the Uniform Fiscal Agency Agreement effective July 20, 2006 between the Corporation and the Federal Reserve Bank of New York, as Fiscal Agent (the "Uniform Fiscal Agency Agreement");

(f) the Prospectus dated June 3, 2008 (the "Prospectus");

(g) the Final Terms dated as of April 19, 2012;

(h) the Terms Agreement; and

(i) such other documents relating to the authorization, creation, execution, issue, sale and delivery of the Notes, and the authorization and execution of the Terms Agreement, Final Terms, Program Agreement and the Uniform Fiscal Agency Agreement, and such other documentation as I have deemed necessary or appropriate for the purposes of this opinion.

Based upon the foregoing and such legal considerations as I deem relevant, I am of the opinion that:

(i) the Corporation is an international organization duly established and existing under its Articles of Agreement;

(ii) the Corporation has obtained all governmental approvals and other consents, approvals and other authorizations required pursuant to the Articles of Agreement for the execution and delivery by it of the Terms Agreement and the Final Terms and for the creation, execution, issue, sale and delivery of the Notes;

(iii) the Corporation has full legal capacity under its Articles of Agreement to enter into, and perform its obligations under, execute and carry out the terms of the Terms Agreement and the Uniform Fiscal Agency Agreement, to execute the Final Terms and to execute, deliver and perform its obligations under any Notes, and to carry out the terms of the Notes as set forth in the Final Terms;

(iv) the Notes have been duly authorized, issued and delivered and constitute valid and legally binding obligations of the Corporation in accordance with their terms;

(v) the Final Terms and the Terms Agreement have been duly authorized, executed and delivered by the Corporation;

(vi) the Program Agreement has been duly authorized, executed and delivered by the Corporation;

(vii) the Uniform Fiscal Agency Agreement has been duly authorized, executed and delivered by the Corporation and assuming due authorization, execution and delivery thereof by the other parties thereto, the Uniform Fiscal Agency Agreement constitutes a valid and legally binding obligation of the Corporation;

(viii) after giving effect to the issue and sale of the Notes, the Corporation will be in compliance with the borrowing limitations set forth in each of (a) Article III, Section 6(i) of its Articles of Agreement and (b) the Resolution;

(ix) under existing law it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended; and

(x) the Corporation will have filed as of the date hereof with the United States Securities and Exchange Commission a report containing the information and documents specified in Schedule A of Part 289 of Title 17, Chapter II of the Code of Federal Regulations, in connection with the sale of the Notes pursuant to the Program Agreement and the Terms Agreement.

In giving the opinions stated in paragraphs (iii), (iv), (v), (vi) and (vii) hereof, I express no opinion as to New York law, which law is expressed to govern the Uniform Fiscal Agency Agreement, the Terms Agreement and the Notes, respectively, and as to

which you have received today an opinion from Sullivan & Cromwell LLP dated the date hereof.

This opinion is addressed to you solely for your benefit and no one, other than yourselves, may rely thereon without my express consent, except that Sullivan & Cromwell LLP, in connection with its legal opinion dated the date hereof, may rely on the opinion set forth herein.

Very truly yours,

Rachel F Robbins

Rachel F Robbins
Vice President and General Counsel

ANNEX I

International Finance Corporation
World Bank Group

April 24, 2012

Deutsche Bank AG, London Branch
J.P. Morgan Securities Ltd.
Nomura International plc
Barclays Bank PLC
BNP Paribas Corp.
Citigroup Global Markets Inc.
Daiwa Capital Markets Europe Limited
Goldman Sachs International
HSBC Bank plc
Mitsubishi UFJ Securities International plc
Morgan Stanley & Co. International plc

c/o Nomura International plc
1 Angel Lane
London EC4R 3AB
United Kingdom

International Finance Corporation
U.S. $2,000,000,000 1.000 per cent.
Notes due April 24, 2017 (the "Notes")
Series 1167 issued pursuant to its
Global Medium-Term Note Program

Ladies and Gentlemen:

This is with reference to (i) the Prospectus dated June 3, 2008, as amended or supplemented from time to time, and any documents incorporated therein by reference (collectively, the "Prospectus") of International Finance Corporation (the "Corporation"), relating to the issuance from time to time of Global Medium-Term Notes, (ii) the Final Terms dated as of April 19, 2012 (the "Final Terms") relating to the Notes, and (iii) the Terms Agreement dated as of April 19, 2012 between the Corporation and you in connection with the sale of the Notes.

The Prospectus and the Final Terms have been prepared under my supervision, and I am generally familiar with the operations of the Corporation as a result of the performance of my duties. Although I have not independently verified the accuracy, completeness or fairness of all statements contained in the Prospectus and the Final Terms and do not assume responsibility therefor, nothing has come to my attention which has caused me to believe that the

Prospectus read together with the Final Terms, as of the date hereof, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus or incorporated therein by reference. In rendering the foregoing, we have relied, with their approval, upon the opinion of Sullivan & Cromwell LLP delivered to us dated the date hereof relating to certain tax matters.

This letter is furnished by me as Vice President and General Counsel of the Corporation addressed to you as Dealers and is solely for your benefit.

Very truly yours,

Rachel F Robbins

Rachel F Robbins
Vice President and General Counsel